Exhibit 99.2

1UPX Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. 03Y8LD + + Items of Business - Please note that if you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority. A Individual: Where the holding is in one name, the shareholder must sign. Joint Holding: Where the holding is in more than one name, all of the shareholders should sign. Power of Attorney: If you have not lodged the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 240A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate title held when signing this form. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q 2024 Extraordinary General Meeting Proxy Form 1. Approval of a share consolidation to permit Tritium DCFC Limited to effect a reverse stock split of its ordinary shares at a ratio of 200:1 For Against Abstain 1234 5678 9012 345 MMMMMMMMM MMMMMMMMMMMMMMM 608602 MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T C123456789 MMMMMMMMMMMM MMMMMMM 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext If no electronic voting, delete QR code and control # Δ ≈ 000001MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE______________ SACKPACK_____________ Online Go to https://www.investorvote.com/Tritium or scan the QR code — login details are located in the shaded bar below. Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada You may vote online or by phone instead of mailing this card. Your vote matters – here’s how to vote!

Notice of 2024 Extraordinary General Meeting of Shareholders Appoint a Proxy to Vote on Your Behalf I/We being member/s of Tritium DCFC Limited hereby appoint _________________________________ the Chair of the Meeting OR _________________________________ Please Note: leave this box blank if you have selected the Chair of the Meeting. Do not insert your own name(s). or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the directions in section A (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Extraordinary General Meeting of Tritium DCFC Limited to be held virtually at meetnow.global/MDFWYG4 and physically at 48 Miller Street, Murarrie QLD 4172 Australia on Friday, March 22, 2024, 9.00am (AEST) and at any adjournment or postponement of that meeting. The Chair of the Meeting intends to vote all undirected proxies in favour of each item of business. In exceptional circumstances, the Chair of the Meeting may change his voting intention on any resolution. Tritium DCFC Limited q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Change of Address — Please print new address below. Comments — Please print your comments below. C Non-Voting Items + + How to Vote on Items of Business All your securities will be voted in accordance with your directions. Appointment of Proxy Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies, you must specify the number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and number of securities for each on the lower portion of the proxy card. A proxy need not be a securityholder of the Company. Important notice regarding the Internet availability of meeting materials for the Extraordinary General Meeting of Shareholders. The material is available at: https://www.investorvote.com/Tritium Participating in the Meeting - Corporate Representative: If a representative of a corporate shareholder or proxy is to participate in the Meeting you will need to provide the appropriate "Appointment of a Corporate Representative". A form is available online at https://www.investorvote.com/Tritium. If you are not voting online you may sign and send a scanned copy of the Proxy Form to Computershare via email at proxyvote@computershare.com. The 2024 Extraordinary General Meeting of Shareholders of Tritium DCFC Limited will be held on Friday, March 22, 2024, at 9:00am (AEST), virtually via the internet at meetnow.global/MDFWYG4 and physically at 48 Miller Street, Murarrie Queensland 4172 Australia. To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form.